Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger is entered into between Kensington Leasing, Ltd., a Nevada corporation (herein “Surviving Corporation”) and Wikifamilies, Inc., a Nevada corporation (herein “Merging Corporation”).

1.	The Surviving Corporation is the owner of all of the outstanding shares of the capital stock of the Merging Corporation.

2.	Merging Corporation shall be merged into Surviving Corporation (the “Merger”).

3.
By virtue of the Merger and without any action on the part of the holder thereof, each then outstanding share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Common Stock”) shall remain unchanged and continue to remain outstanding as one share of Common Stock.

4.
By virtue of the Merger and without any action on the part of the holder thereof, each then outstanding share of common stock, par value $0.001 per share, of the Merging Corporation shall be cancelled and no consideration shall be issued in respect thereof.

5.
The Articles of Incorporation of the Surviving Corporation as in effect immediately prior to the effective time of the Merger shall be the articles of incorporation of the surviving corporation, except that Article I thereof shall be amended in its entirety to read as follows:

“1. Name of Corporation: Wikifamilies, Inc.”

6.	The effect of the Merger and the effective date of the Merger are as prescribed by law.

IN WITNESS WHEREOF the parties have executed this Agreement.

DATE:   October 27, 2011

KENSINGTON LEASING, LTD.

/s/ Trisha Malone
By: Trish Malone
Its: Chief Financial Officer

WIKIFAMILIES, INC.

/s/ Trisha Malone
By: Trish Malone
Its: Chief Executive Officer